

November 1, 2010

Mr. Scott Lieberman
Chief Executive Officer
International Development and Environmental Holdings
1173A Second Avenue, Suite 327
New York, NY 10065

> **Re:** **International Development and Environmental Holdings**
> **Form 8-K**
> **Filed October 5, 2010**
> **File No. 000-54106**

Dear Mr. Lieberman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 5, 2010

General

1. We note your disclosure in the Form 10-Q filed October 28, 2010 that Heights Management 63, LLC received a Ten Day Licensee Notice to Quit. Please revise your disclosures in the Form 8-K to provide a recent developments section discussing the receipt of and impact of the notice, the current status of your license to operate the parking facility and the material risks to your business in the event you lose the license.

2. To the extent that you have changed the fiscal year end from that used by the registrant prior to the reverse acquisition, please revise your document to provide the information required by Item 5.03 of Form 8-K.

3. Please tell us why you have not included pro forma financial statements, as required by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-X, or revise your filing to include them.

Item 1.01 Entry into a Material Definitive Agreement

4. Please revise to provide the material terms and conditions of the Acquisition Agreement and the Redemption Agreement.

Redemption Agreement and Promissory Note

5. We note your disclosure regarding your issuance of the promissory note. Please revise your filing to provide the disclosure required under Item 2.03 of Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets

General

6. Please note that you are required to provide all information required pursuant to Form 10. See Item 2.01(f) of Form 8-K. In this regard, please revise your filing to provide the disclosure required by Items 1A, 6, 7 and 9 of Form 10.

Industry Overview

7. Please revise the first paragraph to state the basis for your statement that there are approximately 35,000 parking structures representing 5,000,000 parking spaces in the United States.

Our Strategy

8. In the second paragraph, you state that sellers usually only deal with established operators. Please revise this paragraph to disclose whether your company is considered an established operator in New York.

Forward-Looking Statements

9. Please revise the first paragraph to delete the reference to the Private Securities Litigation Reform Act of 1995 since you are ineligible to rely upon the safe harbor as a penny stock issuer. Please refer to Section 27A of the Securities Act of 1933.

Properties

10. We note your statement that there are various lease expiration terms. However, you only
identify one lease expiration date. Please revise this disclosure to provide clarity in this
regard.

Security Ownership of Certain Beneficial Owners and Management

11. Please revise your disclosure in the last sentence of the first paragraph to provide a full
address for the beneficial owner listed in the table.

12. We note that, on an as-converted basis, you have 439,770,000 shares of common stock
issued and outstanding. Given that you only have 100,000,000 authorized shares of
common stock, please tell us how the acquisition transaction has legal effect at this time.
Please file as an exhibit to the Form 8-K the terms of the Series A Preferred Stock.

Management's Discussion and Analysis or Plan of Operations
Liquidity and Capital Resources

13. We note your disclosure in Item 1.01 that you issued a promissory note to JTMW
Partners in the amount of $450,000, payable on November 1, 2010. Please revise this
section to disclose this obligation, the material terms of the promissory note and its
impact on your short-term liquidity.

Item 3.02 Unregistered Sales of Equity Securities

14. Please revise to state the aggregate amount and nature of consideration you received in
connection with your acquisition of Heights. Please also clarify to whom you issued the
8.7 million shares of Series A Preferred Stock. You refer to the "Seller" here, which is
defined earlier in your Form 8-K to mean JTMW Partners. See Item 701(c) of
Regulation S-K.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of
Principal Officers

15. Please revise your disclosure of Mr. Lieberman's business experience to identify the
name of the business he managed. See Item 401(e) of Regulation S-K. Please also
disclose whether, and to what extent, he is still involved with the business.

Item 5.01 Change in Control of Registrant

16. Please provide all of the information required under Item 501(a) of Form 8-K.

Exhibit 99.1 Financial Statements of Heights Management 63, LLC

Audited Financial Statements for the Period from Inception (March 19, 2009) to December 31, 2009

General

17. Please revise your document to provide a general description of your leasing arrangements as required by FASB ASC 840-10-50. Additionally, to the extent applicable, please provide the disclosures required by FASB ASC 840-20-50.

Note 3. Intangible Assets

18. Please revise your footnote to disclose:
   - the nature of the items comprising the lease acquisition costs;
   - the accounting policy for the deferral and amortization of such costs; and
   - how the 12-year amortization period was determined given that the lease for the parking facility expires in 2012.

   See Rule 5.02.17 of Regulation S-X.

Note 5. Commitments and Contingencies

19. Please revise your note to clarify, if true, that the fixed management fee of $18,500 is paid monthly.

Unaudited Financial Statements for the Interim Period from January 1, 2010 through June 30, 2010

Statement of Income and Member's Capital

20. Please revise your filing to include a comparative statement of income and member's capital for the period ended June 30, 2009 as required by Rule 8-03 of Regulation S-X

21. We note that the beginning capital balance disclosed on your statement of income and member's capital for the six months ended June 30, 2010 does not agree with the ending member's deficit at December 31, 2009. Please revise as appropriate.

Statement of Cash Flows

22. Please revise your filing to include a comparative statement of cash flows for the period ended June 30, 2009 as required by Rule 8-03 of Regulation S-X.

23. We note that the balance of your notes payable decreased by $40,833 between December 31, 2009 and June 30, 2010. Please explain to us where this is reflected on your statement of cash flows for the six months ended June 30, 2010 or revise your statement of cash flows accordingly.

24. Please explain to us where depreciation and amortization has been reflected on your statement of cash flows for the six months ended June 30, 2010.

Forms 10-Q for the periods ending May 31, 2010 and August 31, 2010
Exhibits 31.1 and 31.2

25. We note that you have modified the introductory language in paragraph four of the certifications. In this regard, we note that the reference to internal control over financial reporting has been omitted. In future filings, please provide certifications containing the exact language as presented in Item 601(b)(31) of Regulation S-K.

Form 10-K for the year ended February 28, 2010
Item 9A(T). Controls and Procedures, page 14

26. Please tell us how your management determined that your disclosure controls and procedures were effective given the material weaknesses identified in your internal control over financial reporting. We may have additional comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

Cc: Paul Goodman, Esq. (*via facsimile* (212) 661-5350)
        Cyruli Shanks Hart & Zizmor LLP
        420 Lexington Avenue
        New York, NY 10170